Exhibit 12. Statement re computation of ratios

TORCHMARK CORPORATION

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

	Three Months Ended March 31,
	2007	2006
Earnings:

Pre-tax earnings	$204,295	$183,971

Fixed charges	33,783	31,878

Earnings before fixed charges	$238,078	$215,849

Fixed charges:

Interest expense*	17,140	15,828

Amortization of bond issue costs	117	162

Interest credited for deposit products	16,082	15,420

Estimated interest factor of rental expense	444	468

Total fixed charges	$33,783	$31,878

Ratio of earnings to fixed charges	7.0	6.8

Rental expense	$1,345	$1,417

Estimated interest factor of rental expense (33%)	$444	$468

*	There was no interest capitalized in any period indicated.